SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PlayAGS, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

72814N 104

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person AP Gaming VoteCo, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 34.6%

14	Type of Reporting Person OO

CUSIP No. 72814N 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Marc J. Rowan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 34.6%

14	Type of Reporting Person IN

CUSIP No. 72814N 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person David Sambur

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 34.6%

14	Type of Reporting Person IN

CUSIP No. 72814N 104	13D

This Amendment No. 3 to Schedule 13D supplements and amends (i) the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2018, (ii) Amendment No. 1 to Schedule 13D filed on May 16, 2018, and (iii) Amendment No. 2 to Schedule 13D filed on August 15, 2018, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of PlayAGS, Inc. (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 6, 2018, as amended.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Schedule 13D is filed jointly by (i) AP Gaming VoteCo, LLC, a Delaware limited liability company (“VoteCo”), (ii) Marc J. Rowan, and (iii) David Sambur.  VoteCo, Mr. Rowan and Mr. Sambur are referred to herein collectively as the “Reporting Persons.”

On March 1, 2019, Mr. Rowan transferred all of his membership interests in VoteCo to Mr. Sambur, but retained the right to assume control of management of VoteCo upon notice to VoteCo and its member.  As a result, VoteCo is now managed by Mr. Sambur as its sole member, subject to Mr. Rowan’s right to assume control of management of VoteCo.  Accordingly, Mr. Sambur and Mr. Rowan may be deemed to share voting and dispositive control, and beneficial ownership, with each other and with VoteCo with respect to shares of the Issuer’s Common Stock beneficially owned by VoteCo.

Mr. Sambur’s principal occupation is to act as a member and manager of VoteCo, and as a member, manager, officer or director of other entities indirectly or directly managed or advised by Apollo Management Holdings GP, LLC and other investment managers and advisors affiliated with Apollo Management Holdings GP, LLC.  Mr. Sambur is a citizen of the United States.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the shares of Common Stock held of record by Holdings are beneficially owned by VoteCo pursuant to the Irrevocable Proxy that grants VoteCo sole voting and sole dispositive power with respect to all such shares.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.

(a)         See also the information contained on the cover pages of this Amendment No. 3 to Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based on 35,305,479 shares of Common Stock issued and outstanding as of November 5, 2018, as reported by the Issuer in its Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

(b)         See the information contained on the cover pages of this Amendment No. 3 to Schedule 13D, which is incorporated herein by reference.

(c)          Except as described in this Amendment No. 3 to Schedule 13D, there have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer within the last 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.         Material to be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 5, 2019

AP GAMING VOTECO, LLC

	By:	/s/ David Sambur
	Name:	David Sambur
	Title:	Managing Member

MARC J. ROWAN

	By:	/s/ Marc J Rowan

DAVID SAMBUR

	By:	/s/ David Sambur